NEWS RELEASE

New York - AG	January 19, 2023
Toronto – FR
Frankfurt – FMV

First Majestic Produces 7.6M AgEq Oz in Q4 2022 and a Record 31.3M AgEq Oz in 2022; Annual Retail Silver Bullion Sales Increase 27% to New Record; Announces 2023 Production and Cost Guidance and Conference Call Details

Vancouver, BC, Canada - First Majestic Silver Corp. ("First Majestic" or the "Company") announces that total production in the fourth quarter of 2022 from the Company’s four producing operations, the San Dimas Silver/Gold Mine, the Jerritt Canyon Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine reached 7.6 million silver equivalent (“AgEq”) ounces, consisting of 2.4 million silver ounces and 63,039 gold ounces. Total production for the full year of 2022 reached a new Company record of 31.3 million AgEq ounces, consisting of 10.5 million silver ounces and 248,394 gold ounces, or a 16% increase compared to 2021.

In 2023, the Company is expecting to increase production to a new Company record of between 33.2 to 37.1 million AgEq ounces, consisting of 10.0 to 11.1 million ounces of silver and 277,000 to 310,000 ounces of gold, with an all-in sustaining cost (“AISC”) guidance of between $18.47 to $19.72 per AgEq ounce. Based on the midpoint of the guidance range the Company expects AgEq ounces to increase 12% when compared to 2022.

Q4 2022 HIGHLIGHTS

•Total Production Decreased by 14% Q/Q: The Company produced 7.6 million AgEq ounces representing a 14% decrease when compared to the record of 8.8 million AgEq ounces in the previous quarter. The decrease was primarily due to lower production at San Dimas and Santa Elena, slightly offset by higher gold production at Jerritt Canyon and higher silver production at La Encantada.

•Transitioning to 100% Ermitaño Ores at Santa Elena: Continued strong metal production from the Ermitaño mine enabled Santa Elena to produce 2.3 million AgEq ounces in the fourth quarter, or 16% below the record 2.7 million AgEq in the prior quarter. In 2023, Santa Elena is expected to produce between 7.8 to 8.7 million AgEq ounces as it transitions to full production from Ermitaño while exploration continues at the recently discovered Silvana vein within the Santa Elena mine.

•Significant Production Growth Geared Up at Jerritt Canyon in 2023: The secondary escapeway in the West Generator mine was completed in November allowing for improved ore production although a severe cold weather disturbance in December limited haulage and deliveries to the plant. With the additional ramp up of Smith Zone 10 and the restart of the Saval II mine, gold production at Jerritt Canyon is expected to be between 119,000 to 133,000 ounces in 2023, representing a mid-point increase of 74% compared to 2022.

•Santa Elena’s Dual-Circuit Completed: The Company successfully completed the commissioning of the dual-circuit processing plant at Santa Elena during the quarter which includes the new 3,000 tonne per day (“tpd”) filter press, designed to improve the leaching performance and reduce operating costs.

•10 Drill Rigs Active: The Company concluded its 2022 exploration program during the quarter by completing a total of 16,086 metres of drilling across the Company’s mines. Throughout the quarter a total of 10 drill rigs were active consisting of four rigs at San Dimas, two rigs at Jerritt Canyon, three rigs at Santa Elena and one rig at La Encantada.

FY 2022 HIGHLIGHTS

•Silver production in 2022 reached 10.5 million ounces (compared to 12.8 million ounces in 2021) which missed the lower end of the Company’s revised guidance range of between 11.2 to 11.9 million ounces of silver primarily due to lower than expected silver grades at San Dimas and prioritizing higher gold grade ores from the Ermitaño mine at Santa Elena.

•Gold production in 2022 reached a new Company record of 248,394 ounces (compared to 192,353 in 2021) but slightly missed the lower end of the Company’s revised guidance range of between 256,000 to 273,000 ounces primarily due to lower than expected gold grades at Jerritt Canyon.

•Santa Elena produced a new annual record of 9.1 million AgEq oz in 2022, representing an 81% increase compared to 2021.

•The Santa Elena operation was awarded the prestigious “Silver Helmet Award” in the category of “Underground Mining of More Than 500 Workers” by the Mining Chamber of Mexico for its outstanding performance in occupational safety and health. The distinguished annual award of excellence is only awarded to a select handful of mining operations in Mexico.

•Successfully expanded Santa Elena’s liquid natural gas (“LNG”) powerplant from 12 MW to 24 MW to supply low-cost, clean power to the Ermitaño mine and the recently completed dual-circuit plant.

•Sold a record 444,576 ounces of silver bullion, representing a 27% increase compared to 2021 and approximately 4.2% of the Company’s silver production, on First Majestic’s online bullion store at an average silver price of $26.20 per ounce for total proceeds of $11.6 million.

“The Company reached a new annual production record of 31.3 million AgEq ounces in 2022 primarily due to the significant increase in production from the Ermitaño mine at Santa Elena,” said Keith Neumeyer, President & CEO. “Santa Elena was the bright spot in our portfolio in 2022 as we brought the high-grade core vein online in the second half of 2022 which increased production by 81% compared to 2021. At Jerritt Canyon, we unfortunately ended the year with extremely challenging weather conditions as northern Nevada experienced a severe cold spell and double the normal snowfall amounts which impacted ore deliveries from SSX and West Generator. Our San Dimas and La Encantada mines in Mexico delivered solid results as expected.”

Mr. Neumeyer continues, “For 2023, significant improvements are expected at Jerritt Canyon where gold production is projected to nearly double along with lower AISC when compared to 2022. Our Mexican operations, which are generating healthy margins at current prices, are estimated to generate 70% of our total production in 2023 with AISC of approximately $17 per oz.”

Production Details Table:

Q4	Q3	Q/Q		FY	FY	Y/Y
2022	2022	Change	Consolidated Production Results	2022	2021	Change
851,564	836,514	2%	Ore processed/tonnes milled	3,468,987	3,339,394	4%
7,558,791	8,766,192	-14%	Total production - Silver equivalent ounces	31,252,921	26,855,783	16%
2,396,696	2,736,100	-12%	Silver ounces produced	10,522,052	12,842,944	-18%
63,039	67,072	-6%	Gold ounces produced	248,394	192,353	29%

Quarterly Mine by Mine Production Table:

Mine	Ore Processed	Tonnes per Day	Ag Grade (g/t)	Au Grade (g/t)	Ag Recovery	Au Recovery	Ag Oz Produced	Au Oz Produced	AgEq Oz Produced
San Dimas	210,108	2,284	220	3.12	94%	96%	1,392,506	20,257	3,054,098
Jerritt Canyon	179,502	1,951	-	3.51	-	83%	-	16,845	1,388,140
Santa Elena	207,188	2,252	47	4.33	64%	90%	199,388	25,830	2,302,904
La Encantada	254,766	2,769	120	0.01	82%	90%	804,802	107	813,649

*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*The following prices were used in the calculation of silver equivalent ounces: Silver: $21.12 per ounce; Gold: $1,726 per ounce.

At the San Dimas Silver/Gold Mine:

•San Dimas produced 3,054,098 AgEq ounces during the quarter consisting of 1,392,506 ounces of silver and 20,257 ounces of gold, representing decreases of 16% and 14%, respectively, when compared to the prior quarter.

•The mill processed a total of 210,108 tonnes of ore with average silver and gold grades of 220 g/t and 3.12 g/t, respectively. Silver and gold grades were lower in the fourth quarter primarily due to the processing of lower grade development ores from the Perez vein and higher tonnages from underground areas with challenging ground conditions within the Jessica and Regina veins in the Noche Buena area.

•Silver and gold recoveries during the quarter averaged 94% and 96%, respectively.

•The Central Block and Sinaloa Graben areas contributed approximately 75% and 25%, respectively, of the total production during the quarter.

•During the quarter, a total of four underground drill rigs completed 8,799 metres of drilling on the property.

At the Jerritt Canyon Gold Mine:

•During the quarter, Jerritt Canyon produced 16,845 ounces of gold, representing a 3% increase compared to the prior quarter. The increase was primarily due to a 3% increase in gold grades offset by lower than expected throughput due to severe weather in December which significantly impacted ore haulage and deliveries from the SSX and West Generator mines.

•The mill processed a total of 179,502 tonnes of ore with an average gold grade and recovery of 3.51 g/t and 83%, respectively. The Company expects ore volumes and gold grades to continue to improve in the first half of 2023 as higher-grade ore pods from the Smith Zone 10, West Generator and Saval II areas are processed at the mill.

•During the quarter, an ore purchase agreement was signed with a third-party to provide up to 32,000 tonnes of sulphide gold ore by the end of 2023. Limited initial ore deliveries were received and processed in the month of December. Furthermore, improvements in blend optimization will result in a reduction in coal consumption in the roasters due to the higher sulphur content of the purchased material.

•The Company completed the secondary escapeway in the West Generator mine in November which is now allowing for improved ore deliveries and gold production. This new ore feed, along with the start of the Saval II mine, is anticipated to increase gold grades and increase the amount of fresh ore feed to the plant in 2023.

•During the quarter, two underground drill rigs completed 4,185 metres of drilling on the property.

At the Santa Elena Silver/Gold Mine:

•Santa Elena produced 2,302,904 AgEq ounces consisting of 199,388 ounces of silver and 25,830 ounces of gold during the quarter, representing a 35% decrease in silver ounces and a 4% decrease in gold ounces when compared to the prior quarter. The decrease in silver production was primarily due to processing a higher percentage of ore from the Ermitaño mine with higher gold grades than the Santa Elena mine.

•The mill processed a total of 207,188 tonnes of ore consisting of 41,953 tonnes (20% of total) from Santa Elena and 165,235 tonnes (80% of total) from Ermitaño.

•Silver and gold grades from Santa Elena averaged 102 g/t and 0.99 g/t, respectively, while silver and gold grades from Ermitaño averaged 32 g/t and 5.17 g/t, respectively.

•Consolidated silver and gold recoveries averaged 64% and 90%, respectively, during the quarter. The Company completed the dual-circuit project at the Santa Elena processing plant which includes an additional leaching tank, a fourth CCD thickener and the new 3,000 tpd tailings filter-press. Going forward, the dual-circuit will be able to treat finer grind sized material in an effort to improve metallurgical recoveries, reduce moisture in the tailings and reduce material handling costs.

•During the quarter, three drill rigs consisting of two surface rigs and one underground rig, completed 2,232 metres of drilling on the property.

At the La Encantada Silver Mine:
•During the quarter, La Encantada produced 804,802 ounces of silver, representing a 4% increase compared to the prior quarter. The increase was primarily due to a 4% increase in silver recoveries.

•The mill processed a total of 254,766 tonnes of ore with an average silver grade and recovery of 120 g/t and 82%, respectively. The Company began processing development ores from the Beca-Zone orebody in the quarter and expects to begin stope production to access higher grade ore in the second quarter of 2023.

•During the quarter, one underground rig completed 870 metres of drilling on the property.

2023 PRODUCTION GUIDANCE

The Company expects 2023 total production from its four operating mines to reach a new Company record of between 33.2 to 37.1 million AgEq ounces consisting of 10.0 to 11.1 million ounces of silver and 277,000 to 310,000 ounces of gold. Based on the midpoint of the guidance range the Company expects AgEq ounces to increase 12% when compared to 2022. Silver production is expected to remain consistent with 2022 rates whereas the gold production is expected to increase by 18% year-over-year. The increase in forecast gold production is primarily due to improvements in mine production at Jerritt Canyon resulting in an expected 74% increase in gold ounces in 2023 when compared to the prior year. In addition, strong gold production is expected to continue at Santa Elena as the plant will only process Ermitaño ores in 2023. The Company has identified a new vein in the Santa Elena mine, called Silvana, and plans to drill test the area in 2023 with the goal of developing a mine plan to bring the vein into production by 2024.

A mine-by-mine breakdown of the 2023 production guidance is included in the table below. The Company reports cost guidance to reflect cash costs and AISC on a per AgEq payable ounce. For 2023, the Company is using an 84:1 silver to gold ratio compared to an 85:1 silver to gold ratio in its revised 2022 guidance. Metal price and foreign currency assumptions for calculating equivalents are silver: $21.50/oz, gold: $1,800/oz, MXN:USD 20:1.

GUIDANCE FOR 2023

	Silver Oz (M)	Gold Oz (k)	Silver Eqv Oz (M)	Cash Cost	AISC

Silver:				($ per AgEq oz)	($ per AgEq oz)
San Dimas, Mexico	6.4 – 7.2	72 – 81	12.5 – 14.0	9.62 – 10.19	13.02 – 13.91
Santa Elena, Mexico	0.7 – 0.7	86 – 95	7.8 – 8.7	11.59 – 12.21	14.60 – 15.53
La Encantada, Mexico	2.9 – 3.2	–	2.9 – 3.2	16.73 – 17.69	19.86 – 21.14
Mexico Total:	10.0 – 11.1	158 – 176	23.2 – 25.9	12.12 – 12.77	16.69 – 17.83

Gold:				($ per AuEq oz)	($ per AuEq oz)
Jerritt Canyon, USA	–	119 – 133	10.0 – 11.2	1,502 – 1,592	1,733 – 1,842
Total Production				($ per AgEq oz)	($ per AgEq oz)
Consolidated	10.0 – 11.1	277 – 310	33.2 – 37.1	13.88 – 14.66	18.47 – 19.72
* Certain amounts shown may not add exactly to the total amount due to rounding differences.
* Cash Costs and AISC are non-GAAP measures and are not standardized financial measures under the Company's financial reporting framework. The Company calculates cash costs and consolidated AISC in the manner set out in the table below. These measures have been calculated on a basis consistent with historical periods.

The Company is projecting its 2023 AISC to be within a range of $18.47 to $19.72 on a per consolidated payable AgEq ounce basis. Excluding non-cash items, the Company anticipates its 2023 AISC to be within a range of $17.92 to $19.10 per payable AgEq ounce. An itemized AISC cost table is provided below:

All-In Sustaining Cost Calculation	FY 2023 ($ /AgEq oz)
Total Cash Costs per Payable Silver Ounce	13.88 –	14.66
General and Administrative Costs	0.98 –	1.09
Sustaining Development Costs	1.36 –	1.45
Sustaining Property, Plant and Equipment Costs	0.73 –	0.82
Profit Sharing	0.57 –	0.63
Share-based Payments (non-cash)	0.39 –	0.43
Lease Payments	0.41 –	0.45
Accretion of Reclamation Costs (non-cash)	0.16 –	0.18
All-In Sustaining Costs: (AgEq Oz)	18.47 –	19.72
All-In Sustaining Costs: (AgEq Oz excluding non-cash items)	17.92 –	19.1

1.AISC is a non-GAAP measure and is calculated based on the Company’s consolidated operating performance. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles, the definition of “sustaining costs” and the distinction between sustaining and expansionary capital costs.
2.Total cash cost per payable AgEq ounce includes estimated royalties and 0.5% Mexico mining environmental fee of $0.40 to $0.44 per payable AgEq ounce.
3.For further details of these measures, including equivalent historical information, please see "Non-GAAP Measures" on pages 33-42 of the Company's Management's Discussion and Analysis for the third quarter of 2022, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

CAPITAL INVESTMENTS IN 2023

In 2023, the Company plans to invest a total of $187.8 million on capital expenditures consisting of $78.4 million for sustaining activities and $109.5 million for expansionary projects. This represents a 6% decrease compared to the 2022 revised capital expenditures and is aligned with the Company’s future growth strategy of increasing underground and plant processing rates at Jerritt Canyon, San Dimas and Santa Elena.

2023 Capital Guidance ($millions)	Sustaining	Expansionary	Total
Underground Development	51.2	43.6	94.8
Exploration	0.0	39.8	39.8
Property, Plant and Equipment	25.4	19.9	45.3
Corporate Projects	1.7	6.2	7.9
Total	$78.4	$109.5	$187.8

The 2023 annual guidance includes total capital investments of $94.8 million to be spent on underground development; $45.3 million towards property, plant and equipment; $39.8 million in exploration; and $7.9 million towards corporate innovation projects. Management may revise the guidance during the year to reflect actual and anticipated changes in metal prices or to the business.

The Company plans to complete approximately 40,700 metres of underground development in 2023 compared to 45,614 metres completed in 2022. The 2023 development program consists of approximately 17,900 metres at San Dimas; 9,000 metres at Jerritt Canyon; 10,500 metres at Santa Elena and 3,300 metres at La Encantada. At San Dimas, the Company is planning to concentrate development metres in the Perez Vein, located in the Sinaloa Graben block, and continue development activities in the Noche Buena sector. At Santa Elena, underground development will focus exclusively in the Ermitaño mine to achieve 2,500 tonnes per day of underground ore extraction throughout all of 2023. At Jerritt Canyon, development activities will be focused in newly discovered areas within the Smith and SSX mines while also ramping up production at West Generator and Saval II mines. At La Encantada, the Company is developing the second levels of both the Ojuelas and Milagros orebodies for 2023 production.

The Company is planning approximately 245,350 metres of exploration drilling in 2023 compared to 248,123 metres completed in 2022. The 2023 drilling program is expected to consist of:

•At San Dimas, approximately 77,450 metres of drilling are planned with infill, step-out and exploratory holes focused on near mine and brownfield targets including major ore controlling structures in the West, Central, Sinaloa and Tayoltita blocks. Exploration efforts will focus on adding Inferred Resources along known veins and identifying new veins in locations where post mineral cover has deferred work to date.

•At Jerritt Canyon, approximately 112,900 metres are planned to drill a mixture of surface and underground infill, step-out, and exploratory holes to support the life of mine and test the presence of new ore bodies. Surface exploration will aim to test newly identified targets on the property, including follow up drilling from recent drill intercepts at Winters Creek and Waterpipe II. Underground drilling is planned for SSX,

Smith and West Generator where the focus is to replicate the Smith Zone 10 success by targeting above the water table, near active development mineralization to facilitate a fast turnaround to mining.

•At Santa Elena, approximately 47,000 metres are planned with near mine drilling to continue testing the newly identified Silvana vein in Santa Elena and infill drilling at the Ermitaño vein to convert Inferred Resources to Indicated Resources. Greenfield drilling at Santa Elena will focus on several targets within a 5-kilometre radius around the processing plant where the goal is to find a new mineralized vein. The Company is also planning to return to the Los Hernandez property, nearby to the Las Chispas mine, to test updated targets and projections of mineralized structures.

•Finally, at La Encantada the Company has planned approximately 8,000 metres to continue searching for a new mineralized breccia body as well as extend and de-risk some of the known veins and vein systems.

Q4 2022 EARNINGS AND DIVIDEND ANNOUNCEMENT

The Company is planning to release its fourth quarter 2022 unaudited financial results, and to announce the fourth quarter dividend payment, and shareholder record and payable dates on February 23, 2023.

CONFERENCE CALL

The Company will be holding a conference call and webcast today, January 19, 2023 at 8:00 am PT (11:00 am ET) to discuss the quarterly production results as well as its 2023 production, cost and capital guidance. To participate in the conference call, please dial the following:

Toll Free Canada & USA: 1-800-319-4610
Outside of Canada & USA: 1-604-638-5340
Toll Free Germany: 0800 180 1954
Toll Free UK: 0808 101 2791

Participants should dial in 10 minutes prior to the conference.

Click on “January 19, 2023 Webcast Link” on the First Majestic homepage as a simultaneous audio webcas31t of the conference call will be posted at www.firstmajestic.com.

The conference call will be recorded and you can listen to an archive of the conference by calling:

Canada & USA Toll Free: 1-800-319-6413
Outside Canada & USA: 1-604-638-9010
Access Code: 9809 followed by the # sign

The replay will be available approximately one hour after the conference and will be available for seven days following the conference. The replay will also be available on the Company’s website for one month.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Jerritt Canyon Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at its Bullion Store at some of the lowest premiums available.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
"signed”
Keith Neumeyer, President & CEO

Non-GAAP Financial Measures

This press release includes reference to certain financial measures which are not standardized measures under the Company's financial reporting framework. These measures include cash costs per silver equivalent ounce produced, all-in sustaining cost (or “AISC”) per silver equivalent ounce produced, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures are widely used in the mining industry as a benchmark for performance but do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures disclosed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a complete description of how the Company calculates such measures and a reconciliation of certain measures to GAAP terms please see "Non-GAAP Measures" in the Company's most recent management discussion and analysis filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov and which is incorporated by reference herein.

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: release of the Company’s financial statements; dividends; the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; throughput capacity; ore feed and grades; recovery rates; mine plans and mine life; costs and timing of development at the Company's projects; capital projects and exploration activities and the possible results thereof. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics or epidemics on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.